SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: July 19, 2007

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM

(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION

(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA

(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No-F ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The registrant’s audited consolidated financial statements for the year ended December 31, 2006 are attached to this Form 6-K as Exhibit 99.1.

As indicated in the Form 12b-25 filed with the Securities and Exchange Commission  (“SEC”) on July 3, 2007, management was unable to complete its evaluation of internal control over financial reporting in sufficient time for the registrant to file its Annual Report for the year ended December 31, 2006 on Form 20-F (“Form 20-F”) by June 30, 2007.

Although management has not yet completed its evaluation of the registrant’s internal control over financial reporting, management has, as of July 19, 2007, identified the following six material weaknesses in internal control over financial reporting:

1.               Insufficient number of experienced and adequately trained accounting and finance personnel;

2.               Ineffective control over the financial statements close process and application of key accounting policies and procedures;

3.               Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management;

4.               Ineffective control over the analysis of potential impairment of long-lived and intangible assets, including goodwill;

5.               Ineffective controls over the accounting for revenues and expenses from the provision of long distance telecommunications services under agency agreements; and

6.               Ineffective controls over the completeness and accuracy of deferred tax balances and disclosures.

As a result, upon completion of its evaluation, management expects to conclude that the registrant’s internal control over financial reporting was ineffective at December 31, 2006.

The registrant’s independent registered public accounting firm, Ernst & Young LLC, has identified a material weakness in addition to those listed above which concerns the effectiveness of the audit committee’s oversight over the registrant’s external financial reporting and internal control. While management is continuing to evaluate whether there is an additional material weakness, it currently has insufficient information to make its own determination. See Exhibit 99.2 of this Form 6-K which is attached hereto and is incorporated by reference herein for a description of the material weaknesses.

Management is continuing to evaluate controls related to the registrant’s payroll, financial investments, fixed assets, capital expenditures, financial statements close process, revenue recognition procedures, calculation of applicable taxes, purchases of services and fixed assets, inventory, entity level oversight and Information Technology to be able to reach a final conclusion on the registrant’s internal control over financial reporting and does not expect to reach such a conclusion until its evaluation is complete.  Management expects to complete its evaluation of internal control over financial reporting and the registrant expects to file the Form 20-F in December 2007.  Management may identify additional material weaknesses such as the one identified by Ernst & Young described above by the time the registrant files its Form 20-F with the SEC.  Management also does not believe that each of the material weaknesses identified as of July 19, 2007 or others which may be identified during management’s evaluation will be remediated by December 31, 2007.  Therefore, management expects that internal control over financial reporting will be ineffective at December 31, 2007.

Forward-Looking Statements

The information provided in this Form 6-K includes forward-looking statements, including statements regarding the estimated timing for the filing of the registrant’s 2006 Form 20-F and our expectations with respect to management’s evaluation of internal control over financial reporting, including management’s inability to remediate the material weaknesses identified in this Form 6-K, to be included in our 2006 Form 20-F.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by our management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, unanticipated delays in management’s assessment of internal control over financial reporting that could require additional efforts, procedures, review or investigation or that could cause a delay in obtaining the attestation report of our independent registered public accounting firm on our internal control over financial reporting, to be included in our 2006 Form 20-F; our ability to address unanticipated accounting issues or audit issues with respect to our financial statements and to become current in our SEC periodic reporting requirements; our ability to maintain our listing with the New York Stock Exchange based on its periodic review of our plan to resume compliance with SEC periodic reporting requirements; our ability to identify and remediate material weaknesses in internal control over financial reporting and, following remediation, to maintain effective internal control over financial reporting; difficulties in controlling expenses, including costs of assessment and audit of matters relating to our internal control over financial reporting; impact of changes in management or staff levels; our ability to effectively implement our business strategies and manage the risks in our business; and changes in our operations and business prospects, the general financial and economic circumstances relating to the regulation of the Russian telecommunications industry and Russian legislation and competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	By:	/s/ Andrei A. Gaiduk
	Name:	Andrei A. Gaiduk
	Title:	First Deputy General Director — Financial Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description

99.1	OAO Rostelecom Consolidated Financial Statements For The Year Ended December 31, 2006
99.2	Report of Independent Registered Public Accounting Firm